UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER 2006.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  October 31, 2006                    /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

--------------------------------------------------------------------------------

NEWS RELEASE                                                    OCTOBER 31, 2006

      TUMI RESOURCES COMMENCES AIRBORNE EM GEOPHYSICAL SURVEYS AT TOMTEBO,
       OSTER SILVERBERG AND VITTURN PROJECTS, BERGSLAGEN DISTRICT, SWEDEN

VANCOUVER, CANADA - TUMI RESOURCES LIMITED ("TUMI" AND/OR THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President, is pleased to announce the start of an airborne (by helicopter) electromagnetic
(EM) geophysical survey (the "Survey") over the Company's wholly-owned Tomtebo, Oster Silvberg and Vitturn licence areas located in the Bergslagen District, Sweden. The Survey will involve approximately 500 line kms of flying and data recording on lines spaced 100m apart and covering the licence areas.

TOMTEBO: The historic Tomtebo mine is located 25 km southeast of the city of Falun, Sweden. Earliest records indicate that the Tomtebo mine was first discovered and developed in the mid-seventeenth century, but detailed production records were kept only in the early part of the twentieth century. The mine has been closed since 1969. The host rocks are cordierite quartzite and mica schists which grade into biotite-andalusite bearing quartzite. These rocks are derived from highly potassic rhyolite tuffs.

Copper ore at the Tomtebo mine occurred in small folds as lenses or stringers in an anticline. Between 1836 and 1837, 1,841 tons of copper and 1,077 tons of sulphur were produced. The copper content of the ore varied from 3.0% to 5.3% between the years 1915 and 1919. The average ore grade during the last phase of mining, between 1965 and 1969, was about 1% copper, 1% zinc and 35% sulphur. An assay of fairly pure chalcopyrite (copper ore) gave 140 g/t silver and 9 g/t gold.

OSTER SILVERBERG: The Oster Silverberg mine, located 27 km south of the city of Falun, was once the chief producer of silver in Sweden in the fourteenth and fifteenth centuries, but there has been no production since the mid- 1920's. The host rock is generally a metamorphosed, fine-grained, bedded potassic rhyolite tuff. Near the ore contacts, the rock is often classified as an "ore quartzite" which is actually the tuff that has been altered to mostly quartz, garnet, mica, minor andalusite and other metamorphic minerals. The mineral bodies at Oster Silvberg are found in cross-fractures, spatially related to the metamorphosed tuff formations, which appear to have been formed by the regional folding that deformed the host rocks.

The principal ore was an argentiferous galena that formed a columnar body to the 220 metre level of the mine. Flanking the galena to the north and southeast occur some narrower pyrite-sphalerite orebodies containing very little galena and traces of chalcopyrite, quartz and fluorite. Complete mine production and grade records are not available. Early records indicate that silver production exceeded 32,000 ozs per year. One tabulation shows a total of only 2,900 ozs of silver mined in thirteen different years between 1636 and 1920. The mine suffered several shut-downs in these centuries due to rock caves, owing in part to the reduced production during these times.
Various assays from the 17th and 18th centuries show that the Oster Silvberg galena carried from 1,053 to 4,335 g/t silver. In addition, the silver recovered contained about 10% gold (from 100 to 430 g/t.)

VITTURN: The Vitturn licence covers a series of base metal, silver and iron occurrences developed along the western belt of mineralization in the Bergslagen district. The project targets a flexure position in the western mineralized belt where occurrences are limestone-hosted and provide potential for large replacement style deposits. Mineralization is associated with strongly magnetic features which trend for 10 km through the Vitturn claim.

Mr Henstridge stated "these three licences cover old mines and surface mineralization that have had little modern exploration undertaken within them. The EM survey will cover many kms of prospective host rocks along strike and around the old mines and over surface mineralizaton. There is a strong possibility that there are other mineralized horizons at depth, along strike or in parallel structures that do not come to surface. We are very hopeful that the survey will define EM targets that will be drilled as soon as practicable".

Tumi Resources Limited
News Release October 31, 2006                                             Page 2

The qualified person for Tumi's projects, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the Tomtebo, Oster Silvberg and Vitturn licences in the Bergslagen District, Sweden, and has verified the contents of this news release.

On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                          or email: mbermudez@chasemgt.com
-----------------------                       website: www.tumiresources.com
David Henstridge,
President & CEO                               INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net

FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.